Via E-mail and EDGAR	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020
Suzanne Hayes	Tel	212 610 6300
Assistant Director, Disclosure Operations	Fax	212 610 6399
Division of Corporation Finance	Direct line	212 610 6309
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Our ref	0010146-0000222 NY:17096805.7

July 19, 2013

Re:	The Bank of Nova Scotia Registration Statement on Form F-3 Filed May 31, 2013 And Documents Incorporated by Reference File No. 333-188984

Dear Ms. Hayes,

On behalf of The Bank of Nova Scotia (the Bank) and Scotia Covered Bond Guarantor Limited Partnership (the Guarantor), this letter responds to your letter, dated June 27, 2013 (the Comment Letter), regarding the above-referenced Registration Statement (the Registration Statement). We are at this time, on behalf of the Bank and the Guarantor (the Registrants), submitting pre-effective Amendment No. 1 to the Registration Statement (Amendment No. 1). For your convenience, each comment from the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter. Each comment is followed by a response made on behalf of the Registrants. Please note that responses to comments 45 through 55 were submitted on July 12, 2013.

Each capitalized term that is used in this letter without definition has the meaning specified in the prospectus (the “prospectus”) or the form of prospectus supplement included in Amendment No. 1.

Registration Statement on Form F-3

General

1.	We note that you reference, but did not include, a form of prospectus supplement in your Form F-3. Please be aware that we need to review the form of prospectus supplement in order to complete a review of the prospectus, as well as confirm compliance with Regulation AB disclosure requirements. Please

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amend your filing accordingly. Refer to Item 1103(a) of Regulation AB for a list of items that should be included in a prospectus summary.

Response: We have included, as part of Amendment No.1, a form of prospectus supplement that is representative of the types of prospectus supplements to be utilized in connection with the issuance of securities under the Registration Statement.

2.	Please ensure that you have provided all of the information required under Items 1105(b) and 1111 (including paragraphs (b) and (c)) of Regulation AB. It appears you are missing disclosure relating to, without limitation, delinquencies, obligor credit quality and material pool characteristics. Please revise accordingly or advise.

Response: In accordance with Items 1105(b) and 1111 of Regulation AB, the form of prospectus supplement filed with Amendment No. 1 includes, under Annex B “Historical Portfolio Data” and Annex A “Overall Portfolio Statistics” and each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement, will include such information.

3.	Please ensure that you have provided all of the information required under Item 1104(e) of Regulation AB. It appears you are missing disclosure required by Exchange Act Rule 15Ga-1(a). Please revise accordingly or advise.

Response: In accordance with Item 1104(e) of Regulation AB, the form of prospectus supplement filed with Amendment No. 1 includes the required information under the heading “The Portfolio,” and each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement will include, such information.

4.	We note that Scotiabank Covered Bond Guarantor Limited Partnership, as co-registrant, has not also filed this registration statement with its own CIK number. Please revise with your next amended filing.

Response: As requested, Scotiabank Covered Bond Guarantor Limited Partnership, has filed the Registration Statement and Amendment No. 1, with its own CIK number. CIK Number 0001581374.

Prospectus Cover Page

5.	We note your statement here and on page 10 that “enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that The Bank of Nova Scotia is a Canadian bank.” We also note that this discussion does not appear in the Risk Factors section of the prospectus. Please revise and add a risk factor to discuss any risks associated with the enforcement of civil liabilities under United States federal securities laws.
Response: As requested, we have added a risk factor on risks related to enforcement by investors of civil liabilities under United States federal securities laws under the section “Risk Factors—Program related legal and regulatory risks—United States civil liabilities may not be enforceable against the Bank or the Guarantor”.
6.	We note your use of acronyms here and throughout the prospectus. Please define acronyms upon first use.
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Response: As requested, we have limited the use of acronyms and defined acronyms upon first use where applicable. We believe that the use of acronyms and defined terms in Amendment No. 1 is consistent with effective registration statements for comparable covered bond transactions.

Forward-Looking Statements, page 7

7.	As the Guarantor is not currently subject to the repowering requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, it is not eligible for the “safe harbor provisions” of the United States Private Securities Litigation Reform Act of 1995. Please revise your disclosure to clarify that the safe harbor provisions do not apply to the Guarantor.
Response: As requested, the referenced section has been revised to exclude the Guarantor.

Program Structure Diagram, page 13

8.	Please revise your program structure diagram to indicate who will receive and who will pay the interest (if any) on the covered bonds once they have been issued and sold.
Response: As requested, the referenced diagram has been revised to indicate payments of interest on the covered bonds.

Summary of the Covered Bond Program, page 14

9.	Please revise to indicate that the conditions mentioned in this section refer to the terms and conditions of the covered bonds described later in the prospectus.
Response: As requested, a sentence has been added to the referenced section to indicate that the conditions mentioned in this section refer to the terms and conditions of the covered bonds described later in the prospectus.

Taxation, page 18

10.	Please revise to explain who qualifies as a “specified shareholder.”
Response: As requested, the referenced section has been revised to explain who qualifies as a “specified shareholder.”

Status of the Covered Bonds, page 19

11.	Please revise to clarify the “certain limited circumstances” in which the covered bonds would not constitute deposits.
Response: As requested, the language has been reviewed and as a result, the referenced paragraph has been revised to remove the phrase “certain limited circumstances” to clarify the status of the covered bonds.

Covered Bond Swap Agreement, page 22

12.	Please revise to describe the “other risks” against which this agreement provides a hedge.
Response: As requested, the language has been reviewed and the phrase “and/or other risks” has been removed to more clearly disclose that covered bond swap agreement hedges currency risks.
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Risk Factors, page 23

13.	Please revise your risk factor disclosure where appropriate to discuss risks related to the following:
•	The Bond Trustee not being obligated to serve an Issuer Acceleration Notice on the Bank or Notice to Pay on the Guarantor,

Response: As requested, a risk factor titled “The Bond Trustee’s powers may affect the interest of the holders of the covered bonds” under the heading “Risk Factors—Risks related to the structure of a particular issue of covered bonds” has been added and includes a discussion of the Bond Trustee not being obligated to serve an Issuer Acceleration Notice on the Bank or a Notice Pay on the Guarantor.

•	The Bond Trustee not being required to seek enforcement of the provisions of the Trust Deed and the covered bonds,

Response: As requested, a risk factor titled “The Bond Trustee’s powers may affect the interest of the holders of the covered bonds” under the heading “Risk Factors—Risks related to the structure of a particular issue of covered bonds” has been included to explain the risks associated with Bond Trustee’s powers and discretion under the Trust Deed, and the circumstances upon which it is not required to seek enforcement of the provisions of the Trust Deed.

•	Covered bonds being issued in global form, and

Response: We have added a risk factor titled “The covered bonds will initially be held in book-entry form and therefore you must rely on the procedures of the relevant clearing systems to exercise any rights and remedies” under the heading “Risk Factors—Risks related to the structure of a particular issue of covered bonds” addressing risks related to the covered bonds being issued in global form.

•	Reliance on the Bank as the swap provider, including any related conflicts, if applicable.

Response: We have added a risk factor under the heading “Risk Factors—Reliance on certain transaction parties—Reliance on Swap Providers” describing the primary risks relating to reliance on swap providers.

The Guarantor may not be able to sell Loans prior to maturity page 28

14.	Please revise to explain when the sale of Selected Loans will be subject to the prior written approval of the Bond Trustee or will require the Bond Trustee to release the Loans and their Related Security. We note your disclosure on page 146.

Response: As requested, we have added a cross-reference to the section titled “Summary of Principal Documents—Security Agreement—Release of Security” which provides an explanation of the circumstances when the sale of Selected Loans will be subject to the prior written approval of the Bond Trustee and the circumstances under which the Bond Trustee will be required to release the Loans and their Related Security.

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The Guarantor and the covered bondholders place significant reliance page 29

15.	We note your reference here and elsewhere to minimum credit ratings required to be maintained by the Bank. Please revise to clarify these minimum credit ratings.

Response: As requested, in the section titled “Risk Factors—Reliance on certain transaction parties—Replacement of the Bank as services provider may not be found on acceptable terms or within an acceptable time period and the ability of the Guarantor to perform its obligations may be impaired,” we have added a cross-reference to the section titled “Summary of Principal Documents—Cash Management Agreement” which describes the ratings required to be maintained by the Bank, as initial Cash Manager. We have also revised the following sections of the Registration Statement “Summary of the Principal Documents—Servicing Agreement,” “—Cash Management Agreement,” “—Interest Rate Swap Agreement”, “—Covered Bond Swap Agreement,” and “—Bank Account Agreement” to describe the minimum credit ratings required to be maintained by the applicable transaction party where applicable.

Limitations on recourse to the Seller . . . , page 37

16.	We note your disclosure that the Guarantor will be entitled to require the Seller to repurchase the Loan and Related Security. Please revise to discuss why the Guarantor may not require the Seller to repurchase the Loan and Related Security and any associated risks.

Response: As requested, we have revised the disclosure. We have clarified that such repurchases are obligatory, rather than at the discretion of the Guarantor.

The Portfolio consists of Loans and their Related Security to be randomly selected . . . , page 38

17.	We note your statement that only “limited due diligence on a very small number of individual Portfolio assets has been performed” and that none of the transaction parties has undertaken or will undertake any due diligence and will rely on the representations and warranties. However, we also note your statement on page 109 that “a review by the Bank of randomly selected Loans in the Portfolio will be described in the prospectus supplement,” which contemplates a review of the loans. Please revise or advise. Please also provide a description of the asset review process that will be undertaken. Refer to Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Response: As requested, we have revised the referenced risk factor to clarify the level of diligence performed by the transaction parties and removed references to the level of diligence performed by the Bank (the sponsor). In accordance with Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB a description of the asset review process performed by Bank has been included in the form of prospectus supplement filed with Amendment No. 1, under the heading “The Portfolio—Review of Portfolio,” and each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement will include such information.

Issuance of covered bonds in book-entry form . . . , page 43

18.	Please expand your disclosure to identify some of the types of investors that may not be able to hold securities in book-entry form and to explain the impact of book-entry issuance on pledging.

Response: As requested, we have revised the disclosure and inserted “Risk Factors – Risks related to the structure of a particular issue of covered bonds – The covered bonds will initially be held in

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book-entry form and therefore you must rely on procedures of the relevant clearing systems to exercise any rights and remedies”. The new risk factor includes a discussion of the types of investors that may not be able hold securities in book-entry form and explains the impact of book-entry issuance on pledging, consistent with effective registration statements for many comparable securities transactions.

Description of the Covered Bonds, page 56

General, page 56

19.	We note your disclosure that you may issue covered bonds in amounts that exceed the total amount specified on the cover of the prospectus supplement at any time without the consent of the holders of covered bonds and without notifying them. Please tell us whether you would amend your prospectus supplement or file a new prospectus supplement.

Response: The Registrants will either amend the prospectus supplement or file a new prospectus supplement, in accordance with SEC guidance, if the amount issued exceeds the total amount specified on the cover of the prospectus supplement.

20.	Please note that it is not appropriate to qualify your disclosure here or elsewhere in your filing by reference to statutes, regulations, or other sources. Revise to eliminate such qualifications and indicate that all material information is discussed.

Response: As requested, the referenced section has been revised to indicate that all material information is discussed and eliminate references to statutes and regulations. Consistent with effective registration statements for debt securities generally, the “Description of the Covered Bonds” section is qualified by the Trust Deed and other transaction documents under the program, which have been filed as exhibits.

Pre-Maturity Liquidity Test, page 58

21.	Please describe the certain actions that the Cash Manager and Guarantor are required to undertake upon the failure or breach of the Pre-Maturity Test.

Response: As requested, the referenced section has been revised to describe the actions required to be performed by the Guarantor upon the failure or breach of a Pre-Maturity Test and a cross-reference to the section titled “Summary of the Principal Documents—Guarantor Agreement—Sale of Selected Loans following a breach of the Pre-Maturity Test” has been added, which more fully describes the Pre-Maturity Test and the actions which the Guarantor is required to undertake upon the failure or breach of the Pre-Maturity Test.

Terms and Conditions of the Covered Bonds, page 63

22.	Please delete any sections in the Terms and Conditions which you have marked as “Reserved.”

Response: As requested, such sections have been removed.

Summary of the Principal Documents, page 109

23.	We note your use of defined terms in this section to refer to various participants in the covered bond program, such as the Cash Manager, Account Manager, Account Bank, GDA Provider, Interest Rate
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Swap Provider, and Covered Bond Swap Provider. Please revise your discussion of each agreement as appropriate to clarify the various roles that will initially be performed by the Bank.

Response: As requested, the discussion under each agreement has been revised to indicate the various roles that will initially be performed by the Bank.

24.	Please include a description of the Trustee’s prior experience serving as a trustee for similar transactions and the Trustee’s duties and responsibilities under the transaction documents and under applicable law. Refer to Items 1109(b) and (c) of Regulation AB. We also note that information relating to the Trustee was difficult to locate. Please revise in an appropriate place and, if necessary, create a new section in the prospectus.

Response: As requested, (i) a new heading, “The Bond Trustee” has been added under the section titled “Summary of the Principal Documents” to enable investors to more easily locate information on the bond trustee and (ii) the information describing the Bond Trustee’s prior servicing experience and its responsibilities under the transaction documents it is party to has been revised to more clearly explain its duties and responsibilities.

Mortgage Sale Agreement, page 115

Scotia Total Equity Plan and STEP Loans, page 116

25.	We note your statement that the Bank expects that the Portfolio will from time to time include STEP loans. Please include disclosure in the appropriate location of the percentage of the value of the covered bond portfolio loans that are STEP loans.

Response: As requested, information has been included in Annex A to the prospectus supplement filed with Amendment No. 1 under the heading “Overall Portfolio Statistics”.

Repurchase of Loans, page 125

26.	Since the Guarantor is an affiliate of the Bank, please include a discussion of the conflicts associated with the repurchase provisions given that the Seller, which may be the Bank or another affiliate of the Bank, is the obligated party to repurchase.

Response: As requested, (i) a discussion on the conflicts associated with the repurchase provisions referenced has been added to the section titled “Summary of the Principal Documents—Mortgage Sale Agreement—Repurchase of Loans” and (ii) a cross-reference to the risk factors under the section “Risk Factors—reliance on certain transaction parties,” which explains the risks and conflicts associated with the Bank or its affiliates acting as a transaction party under the program, has been added to the referenced section.

Defaulted Loans, page 127

27.	Since the Cash Manager is the Bank, please include a discussion of the conflicts associated with the identification of Non-Performing Loans in the Portfolio given that the Seller, which may be the Bank or another affiliate of the Bank, is the obligated party to repurchase.

Response: As requested, (i) a discussion on the conflicts associated with the Cash Manager being the Bank has been added to the section titled “Summary of the Principal Documents—Mortgage Sale Agreement—Defaulted Loans” and (ii) a cross-reference to the risk factors under the section

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“Risk Factor—reliance on certain transaction parties” which explains the risks and conflicts associated with the Bank or its affiliates acting as a transaction party under the program, has been added to the referenced section.

Interest Rate Swap Agreement, page 151

28.	We note the Guarantor and the Interest Rate Swap Provider will swap the amount of interest received by Guarantor from borrowers and related amounts in the Portfolio in exchange for an amount sufficient to pay the interest payable on the Intercompany Loan plus a certain amount of expenses. However, you then state that the amounts received by the Guarantor under this agreement will be equal to the amount to be paid by it under the Covered Bond Swap Agreement plus an amount for certain expenses. Please explain how the Guarantor will receive both the amounts to be paid by it under the Covered Bond Swap Agreement and an amount equal to the monthly amount of interest payable on the Intercompany Loan as defined under the agreement. Also, clarify the basic terms of the Interest Rate Swap Agreement or reference where this information can be found in the document including the notional, currency, the Provider, and the interest payable under the Intercompany Loan.

Response: As requested, the discussion of the amounts payable under the Intercompany Loan have been revised to explain that the Guarantor and the Interest Rate Swap Provider will agree to swap the amount of interest received by the Guarantor from borrowers and related amounts in the Portfolio in exchange for an amount sufficient to pay the interest payable on the Intercompany Loan plus a certain amount for expenses. The basic terms of the Interest Rate Swap Agreement have been revised to include the referenced information.

Covered Bond Swap Agreement, page 154

29.	Please revise to explain the “other risks” that the Covered Bond Swap Agreement hedges against and the basic terms of the agreement like notional and party to the agreement other than the Guarantor and Bond Trustee or reference where this information can be located in the document.

Response: As requested, the referenced section has been revised to remove “other risks”, which are not applicable under the Covered Bond Swap Agreement. The referenced section has also been revised to include the notional amount and to clarify that the Bank is the initial swap provider under the Covered Bond Swap Agreement, other than the Bond Trustee and the Guarantor.

Stand-by Bank Account Agreement, page 158

30.	Please revise this section to clarify the Standby Account Bank and Standby GDA Provider. Please also reconcile your disclosure regarding, or explain the difference between, the “Stand-by GDA Provider” on page 159 and the “Standby GDA Provider” on pages 15 and 258.

Response: As requested, the referenced section has been revised to clarify the disclosure regarding the Standby Account Bank and the Standby GDA Provider and disclosure regarding the “Stand-by GDA Provider” on page 159 and the “Standby GDA Provider” on pages 15 and 258 have been reconciled.

Guaranteed Deposit Account Contract, page 158

31.	Please revise this section and the following section to clarify the interest rates applicable to your guaranteed deposit account and stand-by guaranteed deposit account.
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Response: As requested, the referenced section has been revised to include the interest rates applicable to the guaranteed deposit account and the stand-by guaranteed deposit account, which are equal to the GDA Rate and the Standby GDA Rate, respectively.

Cashflows, page 161

Pre-Acceleration Revenue Priority of Payments, page 162

32.	We note certain remunerations that are payable under the priority of payments, including without limitation, amounts due and payable to the Cash Manager, the Cover Pool Monitor and the Custodian. Please include in the appropriate sections of the prospectus, the fee rates of such remuneration due and payable to each such transaction party.

Response: As requested, the referenced section has been revised to add a cross-reference to the section titled “Cashflows—Summary of Fees and Expenses” which describes the fees and expenses payable to the transaction parties prior to a Covered Bond Activation Event.

Covered Bond Portfolio, page 174

33.	Please include a discussion of the process and criteria for selecting loans for sale to the Guarantor for inclusion in the Covered Bond Portfolio, and for selecting Randomly Selected Loans for sale by the Guarantor. Refer to Item 1111(a)(4) of Regulation AB.

Response: As requested, (i) the referenced section has been revised to discuss the process and criteria for selecting loans for sale to the Guarantor. In addition, the referenced section refers readers to “Summary of the Principal Documents—Mortgage Sale Agreement—Eligibility Criteria” and “Summary of the Principal Documents—Mortgage Sale Agreement—Loan Representations and Warranties” which provide further details on criteria applicable to loans to be sold to the Guarantor, (ii) the discussion under the heading “Summary of the Principal Documents—Guarantor Agreement—Asset Coverage Test” the definition of “Randomly Selected Loans” includes a description of the process and criteria for selecting Randomly Selected Loans and (iii) the section titled “Summary of the Principal Documents—Guarantor Agreement—Method of sale of Portfolio assets” discusses calculations applicable to Randomly Selected Loans.

Characteristics of the Loans, page 174

34.	We note your statement that the Bank may make more than one mortgage loan and provide other credit products to a borrower under the STEP Plan, in which case such loans and other credit products will be subject to cross-default. Please include disclosure of the percentage of the value of the covered bond portfolio loans that are subject to cross-default provisions.

Response: As requested, the referenced disclosure has been revised to include a statement that all STEP Loans are subject to cross-default provisions, and only STEP Loans have cross-default provisions. The prospectus supplement under Annex A “Overall Portfolio Statistics” and each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement, will include the percentage of STEP Loans and Loans that are not STEP Loans.

Loan Origination and Lending Criteria, page 177

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35.	Please revise to include a discussion of the origination and lending criteria as applicable to STEP loans. Please confirm to us that you have included a discussion of the origination and lending criteria for all types of loans included or to be included in the pool.

Response: As requested, the referenced section has been revised to explain the origination and lending criteria applicable to STEP Loans. The Registrants have informed us that the origination and lending criteria for all types of Loans included or to be included in the Portfolio. In addition, the Registrants have informed us that to the extent any new types of loans are included in the Portfolio, such loans will be described in an applicable prospectus supplement.

36.	We note your disclosure that all mortgage applications exceeding the approval authority of the applicable branch or that were declined by the SAM but are supported for approval by the branch based on sound business reasons are submitted to the Bank’s exception underwriting centre, known as the Adjudication Centre of Expertise, for review and approval. Please revise, where appropriate, to comply with Item 1111(a)(8) of Regulation AB.

Response: As requested, the section “Loan Origination and Lending Criteria” has been revised to explain to comply with Item 1111(a)(8) of Regulation AB.

Valuations, Appraisals and Credit Strategy, page 179

37.	We note that you obtain the value of the underlying property of all residential mortgage loans as part of your mortgage approval policy. You discuss two methods, a third-party predictive model or a full appraisal, and which method used depends on several loan specific factors including the Loan-To-Value ratio. Please revise to describe the third-party predictive model used in greater detail including the source of inputs to the model. In an effort to provide greater transparency about your loan portfolio, also discuss whether one of the valuation methods is used more frequently than the other.

Response: As requested, the referenced section has been revised to describe the CMHC’s “emili” mortgage valuation tool. Approximately 80% of the loans in the pool are valuated using the CMHC’s emili mortgage valuation tool. Mortgages that are not valuated using emili are subject to a full appraisal by the Bank.

Credit Effectiveness Review, Audit Process and Quality Control Process, page 181

38.	We note that you perform pre-and post-funding loan reviews for all origination channels to ensure loans are granted with specified authority levels and in compliance with your policy and program guidelines. Please revise to disclose whether you have a history of identifying material issues or a significant amount of non-material issues through these reviews. If so, describe the issues found, the volume of loans with issues noted in the most recent fiscal year, and the impact to the Covered Bonds. Specifically address whether such issues resulted in the violation of representations and warranties that could have triggered a loan repurchase from the Covered Bond Portfolio.

Response: As requested, the referenced section has been revised to clarify the review process applied by the Bank. Prior to each Loan being included in the Portfolio, each Loan is reviewed by the Bank for violations of, as of its time of its origination, the Loan Representations and Warranties. All Loans currently included in the Portfolio were not in violation of, as of their time of origination, the Loan Representations and Warranties. The Bank does not have a history of identifying material issues or a significant amount of non-material issues through its pre- and post-funding loan reviews referenced in the question above.

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The Servicer, page 182

39.	Please include a description of the Servicer’s experience in servicing assets of any type and in servicing mortgage loans. Refer to Item 1108(b)(2) of Regulation AB.

Response: As requested, the referenced section has been revised to provide further details on the Servicer’s experience in servicing assets of any type and in servicing mortgage loans, consistent with effective registration statements for comparable asset-backed security transactions.

Certain Matters of Canadian Law, page 186

Requirements for Registered Covered Bond Programs, page 186

40.	Please revise to describe material requirements or criteria that must be met in order for covered bond programs to be registered.

Response: As requested, the referenced section has been revised to explain the material requirements that must be met in order for a covered bonds program to be registered with the CMHC under the section titled “Description of the Canadian Registered Covered Bond Programs Regime”.

Permitted Collateral, page 186

41.	We note your statement that the Guarantor may hold substitute assets that may consist of securities. Note that if you contemplate including securities in the portfolio, consideration must be given to whether the registration of those securities would be required under the Securities. Please confirm that you will file a new registration statement if the portfolio includes securities that would require registration due to their inclusion in the covered bond portfolio.

Response: As described under the heading “Summary of the Principal Documents—Guarantor Agreement—Limit on investing in Substitute Assets” and elsewhere in the prospectus, Substitute Assets may not comprise more than 10% of the aggregate value of (i) the aggregate loan balance of the Loans in the Portfolio, (ii) the face value of the Substitute Assets in the Portfolio and (iii) all cash held by the Guarantor, and are restricted to (a) securities issued by the Government of Canada, (b) repos of Government of Canada securities having terms acceptable to the CMHC. Accordingly, no such registration of Substitute Assets will be required. However, we will file a new registration statement if the portfolio includes securities that would require registration due to their inclusion in the covered bond portfolio.

Glossary, page 223

42.	Please limit your glossary to terms that are difficult to define in the text of the disclosure and eliminate terms that are generally understood. In this regard, we note that many of the terms are commonly understood by the investment community, such as accrued interest, borrower, Canadian Dollar, DTC, IFRS, and ISDA. Additionally, many of the items refer back to the text.

Response: As requested, we have limited the glossary to definitions difficult to define and eliminated terms that are generally understood.

43.	Please eliminate references in this section to exhibits or outside sources such as “Schedule 5 . . . to the Trust Deed,” or “ISDA Definitions.”
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Response: As requested, the referenced definitions have been defined in the applicable section of the registration statement or in the glossary and references to exhibits or outside sources have been removed.

Item 9. Exhibits, page 265

44.	Please file the exhibits with your next amendment.

Response: All required exhibits have been filed with Amendment No. 1.

If you should have any questions or comments concerning the contents of this letter, please do not hesitate to call the undersigned at (212) 610-6309:

Sincerely,

/s/ Lawton M. Camp

Lawton M. Camp

Allen & Overy LLP

cc:

United States Securities and Exchange Commission:

Lulu Cheng, United States Securities and Exchange Commission

Aslynn Hogue, United States Securities and Exchange Commission

Michael Seaman, United States Securities and Exchange Commission

The Bank of Nova Scotia:

Jake Lawrence, Managing Director, Alternate Funding

Kelvin Seow, Director, Term Funding Documentation and Reporting

Natalie Munroe, Senior Legal Counsel

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